UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 22, 2021

Live Oak Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-39755	85-2560226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 S. Main Street, #2550

Memphis, TN 38103

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 685-2865

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	LOKB.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	LOKB	The New York Stock Exchange
Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	LOKB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, on May 6, 2021, Live Oak Acquisition Corp. II, a Delaware corporation (“LOKB”), Live Oak Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) with a dual existence as a domesticated limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, the “Company”), entered into a business combination agreement and plan of reorganization pursuant to which, among other things, LOKB will be obligated to commence a tender offer for the entire issued share capital of Navitas Ireland other than certain Navitas Ireland restricted shares (the “Tender Offer”), and Merger Sub will merge with and into Navitas Delaware (the “Merger” and together with the other transactions related thereto, the “Proposed Transactions”), with Navitas Delaware surviving the Merger as a wholly owned subsidiary of LOKB, and as a result of the Tender Offer and the Merger, the Company will be a wholly owned direct subsidiary of LOKB.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a presentation to certain analysts relating to the previously announced Proposed Transactions, and attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference are notated placards relating to the previously announced Proposed Transactions. Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is a transcript of the presentation to certain analysts relating to the previously announced Proposed Transactions. Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, LOKB filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of LOKB. SHAREHOLDERS OF LOKB AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and the Company through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LOKB in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of LOKB is set forth in the Registration Statement and in LOKB’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact contained herein regarding the Proposed Transactions, the ability of the parties to consummate the Proposed Transactions, the benefits of the Proposed Transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

LOKB and the Company caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of the Company’s business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) the Company’s goals and strategies, future business development, financial condition and results of operations; (ii) the Company’s customer relationships and ability to retain and expand these customer relationships; (iii) the Company’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting the Company’s expenses; (iv) the Company’s ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in the Company’s customers’ end markets; (vi) the Company’s ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on the Company’s business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of the Company to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) the Company’s ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of LOKB is not obtained; (iii) the outcome of any legal proceedings that may be instituted against LOKB or the Company following announcement of the Proposed Transactions; (iv) the risk that the Proposed Transactions disrupt LOKB’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; (v) costs related to the Proposed Transactions; (vi) failure to realize the anticipated benefits of the Proposed Transactions; (vii) risks relating to the uncertainty of the projected financial information with respect to the Company; (viii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (ix) the effects of competition on the Company’s business; (x) the amount of redemption requests made by LOKB’s public stockholders; (xi) the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and (xii) those factors discussed in the Registration Statement and in LOKB’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither LOKB nor the Company presently know or that LOKB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. LOKB and the Company anticipate that subsequent events and developments will cause LOKB’s and the Company’s assessments to change. However, while LOKB and the Company may elect to update these forward-looking statements at some point in the future, LOKB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact LOKB’s expectations and projections can be found in the Registration Statement and in LOKB’s periodic filings with the SEC, including LOKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. LOKB’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

99.1	Presentation to Analysts.

99.2	Notated Placards.

99.3	Transcript of Presentation to Analysts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. II

Date: June 23, 2021	By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer

Exhibit 99.1 Analyst Day TM Electrify Our World June 2021Exhibit 99.1 Analyst Day TM Electrify Our World June 2021

Disclaimer FORWARD-LOOKING STATEMENTS This presentation (this “Presentation”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Navitas Semiconductor Limited (“Navitas” or the “Company”) and Live Oak Acquisition Corp. II (“LOKB”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Navitas and LOKB. These forward-looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: Navitas’ goals and strategies, future business development, financial condition and results of operations; Navitas’ customer relationships and ability to retain and expand these customer relationships; Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; Navitas’ ability to diversify its customer base and develop relationships in new markets; the level of demand in Navitas’ customers’ end markets; Navitas’ ability to attract, train and retain key qualified personnel; changes in trade policies, including the imposition of tariffs; the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; the impact of the COVID-19 pandemic on the global economy; the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; regulatory developments in the United States and foreign countries; and Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination between Navitas and LOKB and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of LOKB is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Navitas; risks related to the rollout of Navitas’ business and the timing of expected business milestones; the effects of competition on Navitas’ business; the amount of redemption requests made by LOKB’s public stockholders; the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in LOKB’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020 and LOKB’s Registration Statement on Form S-4 filed with the SEC on June 8, 2021 (the “Registration Statement”) under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LOKB nor Navitas presently know or that LOKB and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this Presentation. LOKB and Navitas anticipate that subsequent events and developments will cause LOKB’s and Navitas’ assessments to change. However, while LOKB and Navitas may elect to update these forward-looking statements at some point in the future, LOKB and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and Navitas’ assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Navitas, LOKB, nor any of their respective affiliates have any obligation to update this Presentation. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Navitas. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither LOKB’s nor Navitas’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, LOKB has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of LOKB. SECURITYHOLDERS OF LOKB AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN THE SOLICITATION LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LOKB in connection with the Proposed Business Combination. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of LOKB’s executive officers and directors in the solicitation by reading LOKB’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of LOKB’s participants in the solicitation, which may, in some cases, be different than those of LOKB’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. © Navitas Semiconductor 2021 1Disclaimer FORWARD-LOOKING STATEMENTS This presentation (this “Presentation”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Navitas Semiconductor Limited (“Navitas” or the “Company”) and Live Oak Acquisition Corp. II (“LOKB”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Navitas and LOKB. These forward-looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: Navitas’ goals and strategies, future business development, financial condition and results of operations; Navitas’ customer relationships and ability to retain and expand these customer relationships; Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; Navitas’ ability to diversify its customer base and develop relationships in new markets; the level of demand in Navitas’ customers’ end markets; Navitas’ ability to attract, train and retain key qualified personnel; changes in trade policies, including the imposition of tariffs; the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; the impact of the COVID-19 pandemic on the global economy; the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; regulatory developments in the United States and foreign countries; and Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination between Navitas and LOKB and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of LOKB is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Navitas; risks related to the rollout of Navitas’ business and the timing of expected business milestones; the effects of competition on Navitas’ business; the amount of redemption requests made by LOKB’s public stockholders; the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in LOKB’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020 and LOKB’s Registration Statement on Form S-4 filed with the SEC on June 8, 2021 (the “Registration Statement”) under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LOKB nor Navitas presently know or that LOKB and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this Presentation. LOKB and Navitas anticipate that subsequent events and developments will cause LOKB’s and Navitas’ assessments to change. However, while LOKB and Navitas may elect to update these forward-looking statements at some point in the future, LOKB and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and Navitas’ assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Navitas, LOKB, nor any of their respective affiliates have any obligation to update this Presentation. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Navitas. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither LOKB’s nor Navitas’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, LOKB has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of LOKB. SECURITYHOLDERS OF LOKB AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN THE SOLICITATION LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LOKB in connection with the Proposed Business Combination. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of LOKB’s executive officers and directors in the solicitation by reading LOKB’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of LOKB’s participants in the solicitation, which may, in some cases, be different than those of LOKB’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. © Navitas Semiconductor 2021 1

Disclaimer (Cont’d) FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by LOKB with the SEC. Some of the financial information and data contained in this Presentation , such as EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). LOKB and Navitas believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Navitas’ financial condition and results of operations. LOKB and Navitas believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Navitas’ financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Navitas’ financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. INDUSTRY AND MARKET DATA This Presentation relies on and refers to information and statistics regarding the sectors in which Navitas competes and other industry data. This information and statistics were obtained from third party sources, including reports by market research firms. Although LOKB and Navitas believe these sources to be reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. This information has been supplemented in certain cases with information from discussions with Navitas’ customers and internal estimates, taking into account publicly available information about other industry participants and Navitas’ management’s best view as to information that is not publicly available. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Navitas and LOKB. TRADEMARKS AND TRADE NAMES Navitas and LOKB own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Navitas or LOKB, or an endorsement or sponsorship by or of Navitas or LOKB. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Navitas or LOKB will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. © Navitas Semiconductor 2021 2Disclaimer (Cont’d) FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by LOKB with the SEC. Some of the financial information and data contained in this Presentation , such as EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). LOKB and Navitas believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Navitas’ financial condition and results of operations. LOKB and Navitas believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Navitas’ financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Navitas’ financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. INDUSTRY AND MARKET DATA This Presentation relies on and refers to information and statistics regarding the sectors in which Navitas competes and other industry data. This information and statistics were obtained from third party sources, including reports by market research firms. Although LOKB and Navitas believe these sources to be reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. This information has been supplemented in certain cases with information from discussions with Navitas’ customers and internal estimates, taking into account publicly available information about other industry participants and Navitas’ management’s best view as to information that is not publicly available. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Navitas and LOKB. TRADEMARKS AND TRADE NAMES Navitas and LOKB own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Navitas or LOKB, or an endorsement or sponsorship by or of Navitas or LOKB. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Navitas or LOKB will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. © Navitas Semiconductor 2021 2

Investment Highlights

Navitas

1. Next-generation power semiconductor platform, with up to **3x smaller**, **3x lighter**, **3x faster charging** and **40% energy savings**[(1)]

2. Differentiated GaN power integrated circuit (IC) platform, with **#1 market position**, **over 135 GaN chargers** in production[(2)], **over 20Mu in volume**[(3)], **zero field failures**[(4)] and **120+ patents** issued/pending

3. Positioned for market leadership in the **$13.1B+ GaN electrification opportunity**[(5)] in **mobile, consumer, enterprise, renewables / solar and EV / eMobility**

4. Opportunity to **impact CO_2 emissions by 2.6 gigatons by 2050**[(6)]

5. Proven leadership team with **300+ years of combined power semiconductor experience** and **track record of value creation**[(7)]

6. **Strong visibility on projected revenue over the next two years,** with **committed manufacturing capacity in excess of forecasts** and **$680M of identified pipeline opportunities** across **five diversified end markets**[(8)]

Navitas

© Navitas Semiconductor 2021

(1) Based on Navitas measurements of GaN-based chargers compared to Si-based chargers with the same output power.
(2) Refer to pages 14 and 15 for details.
(3) Based of Navitas cumulative production shipments through May 2021.
(4) Based on no customer-reported consumer failures for production shipments through May 2021.
(5) Refer to page 17 for details.
(6) Refer to page 21 for details.
(7) Based on cumulative experience of Navitas senior management team.
(8) Based on cumulative value of awarded and qualified opportunities from 2021-2026. See page 23.

3

GaN Expected To Replace Silicon In Power Applications Up To Up To 20x 3x 3x 20% 40% 3x Faster Smaller & Energy Higher Faster Lower Switching Lighter Savings Power Density Charging System Cost (1) Navitas GaN Is Empowering Efficiency In Industries Where Power Is Key Note: Statistical data is based on Navitas estimate of GaN-based power systems compared to Si-based systems in the 2024-2025 timeframe. Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. © Navitas Semiconductor 2021 4 (1) Relative to silicon, GaN has 10x stronger electrical fields and 2x greater electron mobility, enabling high voltages in fast chips and fast switching with high energy savings. GaN Expected To Replace Silicon In Power Applications Up To Up To 20x 3x 3x 20% 40% 3x Faster Smaller & Energy Higher Faster Lower Switching Lighter Savings Power Density Charging System Cost (1) Navitas GaN Is Empowering Efficiency In Industries Where Power Is Key Note: Statistical data is based on Navitas estimate of GaN-based power systems compared to Si-based systems in the 2024-2025 timeframe. Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. © Navitas Semiconductor 2021 4 (1) Relative to silicon, GaN has 10x stronger electrical fields and 2x greater electron mobility, enabling high voltages in fast chips and fast switching with high energy savings.

GaN Integration Is Key To Speed, Efficiency And Size

Navitas' proprietary integration unlocks GaN's potential

Solution	Drive, Control & Protection	Power	Speed (Switching Frequency)	Passive & Mechanical Components	Energy Efficiency	Size & Weight Density
Navitas GaN Power ICs	 **Compact, integrated solution** Combines drive, control, protection and power		 2MHz	 Small / Light	**92-95%** (40% energy savings)	**3x**
Discrete GaN			 500kHz	 Medium Size / Weight	**88-92%** (20% energy savings)	2x
Silicon			 100kHz	 Large / Heavy	**85-90%**	1x

© Navitas Semiconductor 2021

Note: Based on Navitas estimate for typical 65W mobile wall charger.

5

The Keys to Fast Mobile Charging

Navitas

	Driver Drive, control & protection	Parasitics Limit speed & efficiency	Power FET Si or GaN	Speed Switching Frequency	Efficiency Energy Savings	Power Density Fast Charging with Smaller Size
Silicon Discrete	*(incl. in Si controller)*	L_G R_G		50 – 100 kHz	88 – 90%	 145 cc
GaN Discrete (dMode)	*(incl. in Si controller)*	L_G R_G	*(cascode Si FET)*	100 – 150 kHz	90 – 91%	 85 cc *(40% shrink)*
GaN Discrete (eMode)	 *(complex discrete design)*	L_G R_G		150 – 200 kHz	90 – 91%	
Navitas GaN IC (eMode)			Control Drive Protect	200 kHz – 2 MHz	91 – 93%	 55 cc *(65% shrink)*

© Navitas Semiconductor 2021

Note: Based on Navitas lab evaluations of 65W chargers, and include full-load, worst case efficiency measurements.

6

GaN ICs Deliver High Reliability with Ease & Simplicity

Navitas

GaN ICs Integrate Drive, Control and Protection(1)

Discrete GaN



2x Discrete GaN
+28 components

GaN Power IC



1x GaN Power IC
+14 components

1/2 the Components
1/3 the Area



Risky, Erratic, Lossy



Reliable, Predictable, Efficient

GaN Power ICs: 100x Reliability(2)



(Predicted Failure Rate)
126 ppm
>100x
Improved
Reliability
0.1 ppm
GaN Discrete
GaN IC

© Navitas Semiconductor 2021

(1) Based on Navitas actual in-circuit measurements of Si and GaN under the same application conditions.

(2) Vgs failure distribution based on Navitas internal characterization of Discrete GaN Transistors compared to GaN power ICs.

7

Navitas Has Overcome Key Hurdles To Commercialization

Navitas

	Significant Barriers to Entry		Proprietary GaN IC
Manufacturability	**Poor Manufacturing / Yields** Material mismatch (GaN / Silicon)	*Founding Team with 30+ Years of GaN Experience*	**Stable >90% Yields[1]**
Reliability	**Poor Reliability** Defect densities		**Fully-Qualified, >1B Device Hours Tested, >20Mu Shipped[2], Zero Field Failures[3]**
Complexity	**Extra System Components** Difficult to drive, control and protect GaN FET		**Single Integrated IC Solution**
Cost	**High Manufacturing Costs 2x-3x Si** Limited GaN production capacity		**Low GaN Manufacturing Costs** Volume, Integration & Manufacturing Leadership

(1) Based on Navitas production data over prior 6 months for highest volume products based on wafer-level and final test yield results.
(2) Based on cumulative production shipments through May 2021.
(3) Based on no customer-reported consumer failures for production shipments through May 2021.

© Navitas Semiconductor 2021

8

Navitas Has Enabled A Mass Market Inflection Point

Navitas

Mobile served as a pioneer and other markets are expected to reap the benefits at lower cost points

Navitas GaN vs Silicon – $ Dollar Per Watt(1)



Navitas GaN $ / W
Si $ / W
$0.120
$0.080
$0.040
$0.000
2010
2015
2020
2025
2030

How Navitas Enables Lower Cost

Early Mover Advantage
High yields and low manufacturing cost(2)

New GaN Generations Every Year
Cost and performance improvements each generation

Increasing Levels of GaN Integration Every Year
Lower customer implementation costs

Faster GaN Performance Every Year
Smaller and lower cost external components every year

Navitas Is Positioned To Drive Mainstream Adoption

© Navitas Semiconductor 2021

(1) Navitas estimate comparing cost of GaN-based vs Si-based wall charger bill-of-materials cost (high-voltage power device, driver/controller, magnetics, PCB and case) for typical 65W mobile charger.
(2) Based on Navitas production release of 650V GaN power IC in Q3 '18.

9

Industry-Leading IP Position In GaN Power ICs

Navitas



120+ Patents

Issued / Pending

Applications across mobile, consumer, EV, enterprise and renewables

Mature and Comprehensive GaN Integrated Circuit Process Design Kit (PDK)

Device Development / Library

- 650 eMode power FET
- 12-40V eMode power FET
- 650V dMode power FET
- 12-40V dMode power FET
- 2-DEG & SiCr resistors
- Gate capacitors
- MIM / hybrid capacitors
- Over 20 devices developed


D
S

Circuit Development / Library

- Logic gates and latch
- Linear regulators
- Comparators
- Voltage sensors
- Charge pump
- Bootstrap circuits
- Level-shifters
- Protection circuits
- Over 200 circuits developed



Characterization and Verification

- Dedicated and automated characterization stations (wafer level, package)
- Safe Operating Area (SOA)
- Layout Design Rule Checker (DRC)
- Layout Versus Schematic (LVS)
- Layout Parasitic Extraction and simulation tool (LPE)
- Over 1Mu characterized



Models and Simulation

- Device and circuit models with <5% accuracy
- Ultra-fast system simulations (Simplis)
- Accurate and fast device, circuit and system models cut design time from weeks to days and reduce design cycles by 50-75%


Measurement vs Simulation
Fully integrated Circuit Modelling

© Navitas Semiconductor 2021

10

Capital Efficient And Highly Scalable GaN IC Manufacturing Uses Low-cost Silicon Manufacturing Tools

Navitas



AIXTRON

Veeco



tsmc





Amkor Technology

Greatek

GaN Epi Wafer
Si Substrate + Standard MOCVD reactors

- Multi-sourced reactors
- 6-9 month lead-time for new reactors
- $2-3M cost each for up to100Mu/yr each
- Highly scalable and capital efficient

Wafer Fab
Standard Silicon fabs

- Standard old, low-cost Si fabs can be utilized
- Existing fab: TSMC Fab 2 (6”, 0.35μm)
- Much less Si demand for these older fabs
- Many low-cost Si fabs available

Assembly & Test
Standard QFN package & auto testers

- Standard QFN assembly & auto test
- Multiple suppliers approved
- Installed capacity >10Bu / year
- Highly scalable and capital efficient

Flexible, low-cost, multi-sourced and capital-efficient GaN supply chain offers customers short 6-12 week lead-times with significant capacity upside

© Navitas Semiconductor 2021

11

GaN: An Expansive Market Opportunity

Navitas


1MW+
100kW
10kW
1kW
100W
10W
Application Power
30V
100V
300V
600V
>1,200V
Device Voltage (V)
GaN
(Lateral)
$13.1B+
Market
Opportunity(1)
Si
(Vertical)
SiC
(Vertical)
Low-Voltage
DC/DC Converters
EV Inverters
EV On-board Chargers
& DC/DC Converters
Wind
Turbines
Utility
Traction
Solar
String
Inverters
5G Base
Station
Solar
Microinverters
Industrial Motors,
Welders, UPS
Server
Power
LED
Lighting
TV, Game
System
All-in-One PC
5G Pico
Cell
Laptop
Adapters
Mobile
Wireless Power
Smart
Home
Smartphone,
Tablet Chargers

GaN vs. SiC Comparison

	GaN	SiC
Device Structure	Lateral	Vertical
Circuit Integration	Yes (Power + Analog)	No
Switching Frequency	Highest (200 kHz – 2 MHz)	Medium (100 – 300 kHz)
Cost	Si substrate (very low cost)	SiC substrate (10x cost vs Si)
Thermal performance	Same as Silicon (1.3 W/cmK)	Highest (3.8 W/cmK)

We Believe GaN ICs Will Displace A Significant Portion Of the Legacy Silicon-Based Power Semi Market From 80V To 1,000V And From 10W To Up To 100kW

© Navitas Semiconductor 2021

(1) GaN IC potential market based on voltage rating of 80V – 1,000V derived from Yole Développement. Status of the Power Electronic Industry 2020. Reflects estimated GaN market opportunity for power semiconductors by 2026.

12

GaN is Positioned To Be The Future Of Mobile Charging Fast Mobile Universal Larger Mobile Screens And Batteries Need More Power Up to 3x more power Half the size and weight One charger for ALL your devices Up to 3x faster charging of traditional chargers One and Done!! (1) Screen Size and Battery Size Continue to Increase 250 6,000 5,000 200 4,000 150 3,000 (2) 100 65W Multi-Port GaN Charger 2,000 50 1,000 3 Silicon Chargers 1 GaN Charger 0 0 Release Year (3) Over $2.5B GaN IC opportunity • 2.5Bu per year of mobile wall chargers shipped − Phone, tablet, laptop and after-market 3x smaller, 3x lighter, • Over $1 of GaN content per charger and increasing over time and less expensive Mobile is Moving to GaN Fast Chargers, Creating a Multi-Billion Dollar GaN IC Opportunity (1) Includes Huawei, Xiaomi, OPPO, OnePlus, RealMe, Samsung, Apple and Google. © Navitas Semiconductor 2021 13 (2) Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. (3) Based on estimates from IDC PC Tracker, USB-C research, Yole Research and Navitas estimates. Screen Size (cm2) Battery Size (mAhr)GaN is Positioned To Be The Future Of Mobile Charging Fast Mobile Universal Larger Mobile Screens And Batteries Need More Power Up to 3x more power Half the size and weight One charger for ALL your devices Up to 3x faster charging of traditional chargers One and Done!! (1) Screen Size and Battery Size Continue to Increase 250 6,000 5,000 200 4,000 150 3,000 (2) 100 65W Multi-Port GaN Charger 2,000 50 1,000 3 Silicon Chargers 1 GaN Charger 0 0 Release Year (3) Over $2.5B GaN IC opportunity • 2.5Bu per year of mobile wall chargers shipped − Phone, tablet, laptop and after-market 3x smaller, 3x lighter, • Over $1 of GaN content per charger and increasing over time and less expensive Mobile is Moving to GaN Fast Chargers, Creating a Multi-Billion Dollar GaN IC Opportunity (1) Includes Huawei, Xiaomi, OPPO, OnePlus, RealMe, Samsung, Apple and Google. © Navitas Semiconductor 2021 13 (2) Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. (3) Based on estimates from IDC PC Tracker, USB-C research, Yole Research and Navitas estimates. Screen Size (cm2) Battery Size (mAhr)

Leading Customers Adopting Navitas GaN Tier 1 OEMs Aftermarket Examples 150+ 135+ 90%+ 20M+ Zero GaN Chargers GaN Chargers In Mobile OEMs Designing (1) In Development GaN ICs Shipped GaN Field Failures Mass Production With Navitas GaN ICs (MP 2021-2022) Note: Metrics as of May 2021. © Navitas Semiconductor 2021 14 (1) Based on no customer-reported consumer failures for production shipments through May 2021.Leading Customers Adopting Navitas GaN Tier 1 OEMs Aftermarket Examples 150+ 135+ 90%+ 20M+ Zero GaN Chargers GaN Chargers In Mobile OEMs Designing (1) In Development GaN ICs Shipped GaN Field Failures Mass Production With Navitas GaN ICs (MP 2021-2022) Note: Metrics as of May 2021. © Navitas Semiconductor 2021 14 (1) Based on no customer-reported consumer failures for production shipments through May 2021.

GaN Power IC Chargers in Mass Production

Navitas

Production GaN Chargers(1)



Chargers in Mass Production (1)
Navitas
GaN Discrete eMode
GaN Discrete / MCM dMode
GaN Power IC

GaN IC Wins vs. Competitors(2)



14%
Won vs. GaN Discrete eMode
19%
vs. GaN Discrete / MCM dMode
67%
vs. Silicon

OEM Charger Power(3)



In-Box
Accessory
Platform Announcement
120
100
80
60
40
20
0
Si
Si
Si
Si
Si
GaN
GaN
Si
GaN
GaN
GaN
GaN
GaN
GaN
GaN
?
?
GaN
?
Google
Apple
Samsung
Xiaomi
Vivo
Samsung
OPPO
Huawei
Xiaomi
Oppo
Lenovo
RealMe
Huawei
Xiaomi
Lenovo
Xiaomi
Samsung
OPPO
Vivo

Lenovo amazon verizon NVIDIA DELL oppo ASUS LG mi realme

chargeasap spigen SHARGE SlimQ Baseus MOMAX ENERGEAR FULHAM

EINOVA RAVPOWER idmix ELIXAGE mu DENSITYPOWER AcBel AUKEY

HYPER POWERLAND Huntkey CIO UGREEN CE-LINK

© Navitas Semiconductor 2021

(1) Estimated based on known Navitas designs released to mass production, other GaN designs based on tear-downs published on www.Chongdiantou.com and other publicly available information.
(2) Navitas estimate based on primary competing proposed solutions identified during the customer design process.
(3) Navitas survey of public information March '21.

15

Broad Adoption Of GaN In Consumer Electronics

Navitas

Devices need higher power in smaller, slimmer sizes

- Ultra-thin LED TVs
- Gaming systems
- All-in-one PCs
- Smart home

GaN ICs make it possible

- Up to 3x higher power density in the same form factor
- 3x smaller and lighter
- Up to 40% energy savings



Silicon Adapter[1]		GaN Adapter[1]



3" x 5" x 1.5"

150W



>65% Smaller, Lighter, Thinner

2.75" x 1.9" x 0.5"

Lead opportunities in late-stage development (2021 Launch)[2]

- Awarded Tier 1 LED TV to launch this year
- Awarded in-box Tier 1 All-in-one PC to launch this year

Four diverse applications drive $2B/year opportunity[3]

- Over 600Mu systems/yr across TV, desktop, game systems & smart home
- Over $3 of potential GaN content / system → $2B+ per year opportunity

GaN Is The Answer As Consumers Demand More Power And Smaller Form Factors

© Navitas Semiconductor 2021

(1) Based on Navitas measurements comparing typical 150W 65 kHz Si-based AC/DC power adapter to 150W 1MHz GaN-based power adapter prototype.
(2) Based on information provided to management by potential customers.
(3) Based on estimates from Gartner, Pulsenews, WitsView, Statista and Navitas estimates.

16

GaN ICs Can Potentially Displace A $13B Market

Navitas



GaN Opportunity Within Total Power Semiconductor TAM(1,2)
GaN
Other
$9.0B
$20M
6% CAGR
117% CAGR
$13.1B
$2.1B(3)
2020
2026
GaN
% Market Penetration
0.3%
15.9%
GaN Power Semiconductor TAM(2)
$2.1B(3)
Other
$724M
EV / eMobility
$189M
Renewables / Solar
$139M
Enterprise
$293M
Consumer
$575M
Mobile
2026

(1) GaN IC potential market based on voltage rating of 80V – 1,000V derived from Yole Développement, Status of the Power Electronic Industry 2020.
(2) IHS SiC GaN Power Semiconductors Report 2020, Yole Power Devices Summary – 2019-25, expert interviews.
(3) Reflects midpoint of forecasted 2026 market size range of $1.6 billion to $2.6 billion.

© Navitas Semiconductor 2021

17

GaN ICs Could Save Data Centers $1.9B/Yr In Electricity(1)

Navitas

44% of Data Center costs related to power (electricity, power & cooling)
- We estimate GaN ICs can reduce electricity use by up to 10%(2)
- Across all data centers, we estimate this could save >15 TWh or $1.9B in annual electricity costs (1-year ROI of 6x)(1)

GaN ICs deliver 2x improvement in power density
- Smaller footprint for power enables bigger footprint for data processing

Navitas already engaged with top data center suppliers
- Same power supply customers for mobile / consumer also serve data centers
- Over 13Mu servers / year with >$75 GaN content = ~$1B+ / year GaN opportunity(4)
- Cryptocurrency mining can utilize similar GaN ICs to cut cost of electricity and drive additional market upside

Typical TCO Structure of a Data Center(3)



18%
6%
20%
56%
Power Engineering
Cooling Equipment
Electricity
Other

Silicon Power Supply



325 x 107 x 41 mm
2.2 W/cc

3,200W

GaN Power Supply(5)
- 2x higher power density
- 38% reduction in energy loss



210 x 81 x 43 mm
4.4 W/cc

Data Center Power Delivery(2)



Existing Data Center
75% Efficiency
Grid Power
Silicon
AC-48V
95%
Silicon
48V-12V
97%
Silicon
12V-1V
88%
93%
Data Processing
GaN-Based Data Center
84% Efficiency
Grid Power
GaNFast
AC-48V
97%
GaNFast
48V-3V
96%
99%
Data Processing
3V-1V
91%

(1) Navitas estimate based on a) Navitas server/datacom forecast & AAAS data, b) $0.12/kWhr, c) Si vs. GaN $/W and d) data center loading profile.
(2) Navitas estimated based on known existing Si-based solutions to deliver >500A next-generation data processors to Navitas targets for new GaN-based AC/DC and DC/DC for these same next-generation data processors.
(3) Schneider Electric. White Paper – Determining Total Cost of Ownership for Data Center and Network Room Infrastructure.
(4) Based on IDC Worldwide Quarterly Server Tracker and Navitas analysis.
(5) Navitas measurements based on existing Si-based 3.2kW AC/DC server power supply to a 1 MHz GaN-based 3.2kW AC/DC prototype.

© Navitas Semiconductor 2021

18

GaN Is Positioned For The Future Of Solar

Navitas

Solar energy adoption is driven by $ per watt

- Solar adoption driven by reducing hardware costs, increasing energy savings
- GaN ICs reduce solar inverter costs while increasing energy savings
- Typical solar payback is in range of 8 years[1]

GaN ICs can improve solar payback by 10% or more

- GaN ICs shrink passive & mechanical size, weight & cost by 50%
  - Enabling a 25%+ cost reduction of solar inverters[2]
- GaN ICs deliver 40% energy savings in solar inverters[2]



GaNFast™
Micro-inverters Opportunity
GaNFast™
Energy Storage Opportunity

Power is converted from DC low-voltage solar panels to AC high-voltage to power your home or the power grid and to high-voltage DC stored in a battery (energy storage).



Lower Inverter Cost(3)
$0.100/W
25%+ Savings
$0.075/W
Silicon
GaN



Less Inverter Power Dissipation(3)
158 W
40%+ Energy Savings
94 W
Silicon
GaN

$500M opportunity in development with lead solar customer

- Leading solar player expected to adopt GaN IC in next-generation inverters and storage
- Over $500M GaN IC revenue opportunity between 2023 – 2030

Total residential solar GaN IC opportunity > $1B / Year[4]

- $5-10M GaN IC sales potential per MW solar installation

© Navitas Semiconductor 2021

(1) EnergySage Solar Marketplace, 2020.

(2) Navitas estimate versus Si-based inverters assuming GaN-based inverter enables 40% reduced power loss and 25% lower inverter costs for a typical 6.2kW residential solar installation.

(3) Navitas estimate based on 6.2 kW residential installation with silicon inverter at 97.5% efficiency and GaN invertor at 98.5% efficiency.

(4) Based on MarketsandMarkets Micro-Inverter Market report and Navitas analysis.

19

GaN Is Positioned For The Future Of Electric Vehicles

Navitas

EV demands faster charging and extended range

- Existing silicon on-board chargers are SLOW (up to ten hours for full charge)
- Range anxiety is #1 limitation for EV adoption(1)
- Battery is the #1 cost driver for EV(2)

GaN ICs deliver fast charging and extended range

- 3x faster charging with similar size and weight
- 70% energy savings in power electronics enables 5% extended driving range or 5% lower battery costs(3)



Faster Charge Time(4)
11.3 hrs
60% Faster
4.7 hrs
Silicon
GaN
Less Inverter Power Dissipation
10.5 kW
70%+ Energy Savings
3.0 kW
Silicon
GaN
Lower Battery Cost
$10.0K
5% Less
$9.5K
Silicon
GaN
Longer Driving Range
242 mi
5% More
230 mi
Silicon
GaN



GaNFast™
DC/DC Opportunity
GaNFast™
On-Board Charger Opportunity
LV Battery
HV Battery
Traction Drive

$400M opportunity in development with lead 1st EV customer

- Leading EV supplier to adopt GaN IC in next-generation 20kW on-board charger
- Over $400M revenue opportunity between 2025 - 2030

Total EV opportunity for GaN IC > $2.5B / Year(5)

- Over 50Mu per year of EV production projected by 2030
- Over $50 of potential GaN IC content per EV → >$2.5B per year GaN IC opportunity
- Additional upside markets include eBike, eScooter, eMotor Bike, etc.

Note: Assumes 150 kW traction inverter, 100 kWh battery, $100/kWh battery cost and typical 230 mile range.

(1) Volvo Reports: The State of Electric Vehicles in America, February 2019.
(2) McKinsey. Making Electric Vehicles Profitable. March 2019.
(3) Navitas estimate based on discussions with major suppliers of power electronics to the electric vehicle industry.
(4) Illustrative comparison of 6.6 kW silicon on-board charger versus 21 kW GaN on-board charger assuming a 90 kWh battery and 80A wall charge limit.
(5) Based on BCG Research, Yole Research and Navitas analysis.

© Navitas Semiconductor 2021

20

GaN Addresses 10% of Net Zero CO_2 Challenge

Navitas

GaN Efficiency Reduces Emissions

IRENA
International Renewable Energy Agency

Transforming Energy Roadmap Target 2050

26 Gt[1]
CO_2 reduction



Renewable electricity
Improved efficiency and demand reduction
Non-addressable
4.6%
40.4%
5.4%
18.6%
31.0%(2)
1.2 Gt (3)
1.4 Gt (4)

GaN addresses
2.6 Gt
CO_2 reduction annually

...and Accelerates Adoption of Clean Technology

- Electricity demand is projected to **double** from **21 PWh** to **42 PWh**[5]
- **GaN is more efficient** than Si at converting energy
- Increasing efficiency **reduces emissions**

Electricity Impact

- Global demand for electricity projected to be **~42 PWh**[5] by 2050
- GaN improves electricity efficiency by **5%**[6]

Carbon Impact

- GaN addresses **33 Gt**[7] **of CO_2** cumulatively through 2050

Total potential energy efficiency savings [8]

~$120B

Navitas Seeks To Provide Climate Change Solutions

Source: Company information, DNV GL, EPA, IEA, International Renewable Energy Agency (IRENA)
(1) Assumes Transforming Energy Scenario from IRENA's Reaching Zero with Renewables report.
(2) Non-addressable segment includes use of renewable heat and biomass, synthetic fuels / feedstocks and carbon dioxide removal measures.
(3) Assumes 58.9% renewable electricity emissions reduction attributable to non-solar generation and 25% GaN share of Si replacement.
(4) Assumes 10% demand reduction, 50% efficiency improvement and 50% GaN share of Si replacement.
(5) Projected growth from 2015 to 2050 from IRENA's Global Energy Transformation: A Roadmap to 2050 report (p40).
(6) Assumes Si efficiency of 87.5% and GaN efficiency of 92.5%.
(7) Assumes a constant adoption ramp between 2025 and 2050.
(8) Derived from demand and energy efficiency CO_2 reduction of 1.4 Gt; assumes a $0.12 / kWh cost of electricity and a carbon to energy ratio of 0.00071 tons / kWh, aligned with the EPA's marginal emission rate.

© Navitas Semiconductor 2021

21

Diversified End Markets Drive Projected 94% Revenue CAGR

Navitas

($ in mm)

Diversified end markets

- **Mobile** includes phone, tablet and laptop, providing solid foundation and high growth base to validate technology and drive economy of scale
- **Consumer** growth driven by increasing GaN adoption across the TV, all-in-one PC, smart home and game system sub segments
- **Enterprise** expected to ramp quickly to drive significant electricity and energy savings for data centers and 5G base stations
- **Renewables / Solar** primarily driven by residential micro inverter, PV inverter and storage
- **EV / eMobility** growth is expected to be driven predominantly by on-board chargers for EV

Projected 94% 6-year CAGR

- ✓ Significant near-term visibility from design wins in production or committed to production
- ✓ Committed manufacturing capacity in excess of forecasts
- ✓ Short lead times can potentially accelerate GaN adoption



$12
$27
$69
$182
$308
$454
$640
2020
2021
2022
2023
2024
2025
2026
Other(1)
EV / eMobility
Renewables / Solar
Enterprise
Consumer
Mobile

Source: Company projections.
(1) Reflects additional end-market opportunities for industrial and other applications.

© Navitas Semiconductor 2021

22

Strong Revenue Visibility and Customer Pipeline Positions Navitas For Long-Term Growth

Navitas

($ in mm)

Notable Announced Customers

amazon
DELL
Lenovo
LG
oppo
xiaomi



Awarded(1)
Qualified Opportunities(2)
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
$12
$27
$69

Diverse, High-Quality Opportunities	✓ Leading phone, tablet, notebook & aftermarket suppliers are designing GaN chargers with Navitas ✓ Leading EV suppliers developing next-gen on-board charger with Navitas GaN ICs ✓ Leading renewable suppliers developing next-gen solar inverter with Navitas GaN ICs ✓ Leading enterprise suppliers developing next-gen data center with Navitas GaN ICs ✓ Leading all-in-one PC and LED TV suppliers developing next-gen integrated power supply with Navitas GaN ICs

(1) Based on design wins in production or committed to production.
(2) Based on Navitas assumptions concerning future demand from potential opportunities evaluated with new and existing customers.

© Navitas Semiconductor 2021

23

Summary Historical Financials and Projections

Navitas

Gross margin (%)

Fast transition to new generation of products is driving 20%+ YoY cost reductions in 2021.



31%
44%
Q1' 21
46%
50%
51%
53%
55%
55%
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026



46%
4%
2%
2%
1%
55%
FY2021 gross margin
New Generations
Add'l Integration
Supply chain optimization
Volume Pricing (Net ASP)
FY2026 gross margin

EBITDA ($mm)



(146%)
(84%)
(28%)
7%
16%
22%
25%
($17)
($23)
($19)
$12
$50
$102
$162
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026

Fabless Model - Capital expenditure ($mm)



0.2%
3.9%
7.4%
3.8%
3.6%
2.8%
2.9%
$0.0
$1.1
$5.1
$6.9
$11.1
$12.6
$18.7
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026

#% % of Revenue

© Navitas Semiconductor 2021

24

Transaction Summary

Navitas

Transaction Overview

- Total purchase price of $950mm
  - Implied purchase multiple of 5.2x 2023E revenue
  - Purchase multiple assumes 2023E revenue of ~$182.4mm
- Transaction will be funded by $145mm PIPE, Live Oak Acquisition Corp. II cash in trust of $253mm(1) and issuance of common stock to existing Navitas investors
  - Total cash proceeds of $398mm(1) for the transaction
  - Net cash proceeds to Navitas balance sheet to accelerate and fund future growth initiatives
- Navitas existing shareholders and management are rolling 100% of their equity into the transaction
- LOKB Sponsor to defer 20% of sponsor promote into an earnout which can be earned in three equal installments at $12.50, $17.00, and $20.00 a share(2)
- Navitas pre-closing shareholders and equity incentive award holders will receive 10.0mm new additional shares in the form of an earnout achieved in three equal installments at $12.50, $17.00, and $20.00 a share(2)
- Remaining 80% of LOKB Sponsor common shares and Navitas management common shares also subject to lock-up restrictions
  - Equal amounts subject to one-, two- and three-year lock-ups, respectively(3)

Pro Forma Valuation ($mm, except per share data)

Total shares outstanding(2)	139.9
Price per share	$10.00
Equity value	**$1,399**
Less: net cash	($357)(4)
Total enterprise value	**$1,042**
TEV / 2023E revenue	**5.7x**

Cash Sources and Uses ($mm)

SOURCES OF CASH	
Live Oak II cash-in-trust(1)	$253
Navitas shareholder equity rollover	$950
PIPE shareholders	$145
Total Sources of Cash	**$1,348**

USES OF CASH	
Navitas shareholder equity rollover	$950
Cash to balance sheet	$357
Deal expenses	$41
Total Uses of Cash	**$1,348**

Pro Forma Illustrative Ownership Breakdown(5)



PIPE Investors
10.4%
LOKB Sponsor
3.6%
Live Oak II Shareholders
18.1%
100% Existing Investor Rollover
67.9%
ATLANTIC BRIDGE
C>PRICORN

(1) Assumes no Live Oak Acquisition Corp. II stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
(2) Pro forma share count includes 95.0mm seller rollover shares, 25.3mm Live Oak II SPAC shares, 14.5mm PIPE investor shares and 5.1mm Live Oak II Sponsor shares. Excludes the impact of 10.0mm Seller earnout shares and 1.3mm Sponsor promote shares vesting evenly at $12.50, $17.00 and $20.00.
(3) Equal amounts of the Sponsor Non-Earnout Shares will be subject to one-, two- and three-year lock-ups, respectively, provided that if the reported closing price of the combined company's Class A common stock equals or exceeds $12.00, $17.00 or $20.00 per share, respectively, (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing, then such shares will only be subject to early release of the lock-up restrictions after six months, one or two years following Closing, respectively.
(4) $357mm net cash excludes company's existing net cash of $26mm.
(5) Excludes the impact of 4.7mm private warrants and 8.3mm public warrants.

© Navitas Semiconductor 2021

25

Valuation Summary

Navitas

- Trading multiples based on power semiconductor comparable players(1) at 9.0x – 13.0x 2022E projected revenue. We apply the **2023 projected revenue metric** and discount at a 20% rate
- For reference, recent early stage / high growth semiconductor deSPACs(2) are trading at a median of 6.2x 2023 projected revenue and recent LiDAR deSPACs(3) are trading at median of 18.0x 2023 projected revenue



Implied enterprise value based on comparable companies ($bn)
Transaction value ($bn)
$2.4
$1.6
$2.0
$1.4
$1.04
5.7x 2023E Projected Revenue
(2.3x 2025E Projected Revenue)
61% Upside
94% Upside
9.0x – 13.0x 2023E Projected Revenue(4)
Discount rate: 20%
Implied future enterprise value
Implied current enterprise value
Proposed transaction enterprise value

(1) Comparable power semiconductor companies include Monolithic Power Systems, Cree Inc., Power Integrations, Texas Instruments, and Analog Devices.
(2) Semiconductor DeSPACs include Indie and Achronix.
(3) LiDAR DeSPACs include Aeva, Aeye, Innoviz Technologies, Luminar, Ouster and Velodyne Lidar.
(4) 2023E projected revenue ~$182mm.
Source: company filings, FactSet.

© Navitas Semiconductor 2021

26

Upcoming News Flow and Investor Relations Event Timing Notes Live Oak is the Preferred • 150 products currently in development Mer New ger Pr oPar duct A tnn er nouncements Throughout 2021 • Follow Navitas on LinkedIn to check our progress as our customers announce their new product lineups TSMC Technology Symposium 2021 June 1 https://www.youtube.com/watch?v=ju5SEFTISfw Sell-Side Research Analyst Day & Product Demos June 22 San Francisco Fireside Chat with Management June 30 Hosted by Oppenheimer & Co Deep Dive into GaN Technology July - TBD Hosted by Navitas CTO, Dan Kinzer Introduction to Navitas for ESG Dedicated Investors July - TBD Hosted by Jefferies Buy-side Investor Event & Product Demos July 26 New York Navitas 2Q Update July – TBD Oppenheimer Technology Conference August 10-11 Virtual Jefferies Technology Conference August 31 – September 1 Virtual Deutsche Bank Technology Conference September 9 TBD Expected Close of Business Combination Late Q3 Navitas 3Q Earnings Report October - TBD © Navitas Semiconductor 2021 27Upcoming News Flow and Investor Relations Event Timing Notes Live Oak is the Preferred • 150 products currently in development Mer New ger Pr oPar duct A tnn er nouncements Throughout 2021 • Follow Navitas on LinkedIn to check our progress as our customers announce their new product lineups TSMC Technology Symposium 2021 June 1 https://www.youtube.com/watch?v=ju5SEFTISfw Sell-Side Research Analyst Day & Product Demos June 22 San Francisco Fireside Chat with Management June 30 Hosted by Oppenheimer & Co Deep Dive into GaN Technology July - TBD Hosted by Navitas CTO, Dan Kinzer Introduction to Navitas for ESG Dedicated Investors July - TBD Hosted by Jefferies Buy-side Investor Event & Product Demos July 26 New York Navitas 2Q Update July – TBD Oppenheimer Technology Conference August 10-11 Virtual Jefferies Technology Conference August 31 – September 1 Virtual Deutsche Bank Technology Conference September 9 TBD Expected Close of Business Combination Late Q3 Navitas 3Q Earnings Report October - TBD © Navitas Semiconductor 2021 27

Q & A 28Q & A 28

Thank You 29Thank You 29

Exhibit 99.2

Let's go GaNFast™
Navitas
Energy • Efficiency • Sustainability

EV On-Board Charger (OBC):

5x Smaller, 60% Energy Savings

GaN 6.6kW
(concept)
500 kHz, 97%
PCBA 200 x 95 x 60 mm = 1,140 cc = 5.8 W/cc
Cased 280 x 175 x 140 mm = 6,860 cc = 1 W/cc



[Top]

[Bottom]



Silicon 6.6kW
(Tesla Model S)
100 kHz, 92%

PCBA 450 x 300 x 75 mm
= 10,125 cc = 0.7 W/cc

Cased 530 x 380 x 155 mm
= 31,217 cc = 0.2 W/cc

Concept subject to change

www.navitassemi.com www.GaNFast.com

EV OBC, DC-DC, Traction Inverter: 60% Faster Charging, 70% Energy Savings

Consumer / Mobile: Nintendo Charger Dock 10x Smaller, 30% Energy Savings

Data Center AC-DC: 2x Smaller, 50% Energy Savings    Silicon 3,200W GaN 3,200W (Meanwell DPU-3200-48) (UT Austin) 47 kHz, 500 kHz, 94.8% pk 1 MHz, 97.7% pk 325 x 107 x 41 mm = 1,426 cc 210 x 81 x 43 mm = 731 cc 2.2 W/cc 4.4 W/cc 100% (%) 99% Efficiency 98% 97% 96% 50% Energy Savings 95% 94% 93% 92% Silicon 91% 90% 20% 30% 40% 50% 60% 70% 80% 90% 100% Output Load (% of 3,200W)

Data Center HV DC-DC: Up to 4x Smaller, 80% Energy Savings, 33% More Power    Silicon 750W GaN 1 kW (XP QHL750300S48) (Density Power DQB1K0F380S48) 200 kHz, 92% peak 850 kHz, 97.7% peak 116.8 x 61 x 12.7 = 90 cc 58.4 x 36.8 x 14.5 mm = 31 cc 8 W/cc 32 W/cc    (%) 100% 95% Efficiency 80% Energy Savings 90% 85% 80% 75% Silicon 70% 65% 100 200 300 400 500 600 700 800 900 1000 Output Power (W) Efficiencies from Navitas lab measurement of XP device, and Density Power evaluation report.

Mobile “3-in-1”: 3x Smaller, 3x Lighter, 3x Lower Price    Silicon 20W 42 x 41 x 27 mm = 47 cc, 60 g (fixed AC pins) $19 Silicon 30W 55.9 x 55.9 x 32 mm = 87.2 cc, 158 g $49 Silicon 61W 73 x 73 x 28 mm = 149 cc, 193 g $69    GaN 65W 75 x 35 x 32 mm = 84 cc, 125 g $30 USB-C #1 up to 65W USB-C #2 up to 30W USB-A up to 30W    Data for devices purchased June ’21.

Mobile: 135+ Chargers in Mass Production    Refer to p14 of the Analyst Day presentation for details

Let's go GaNFast™
Navitas
Energy • Efficiency • Sustainability

Mobile: GaN MCM dMode vs. GaN Power IC
"Under The Hood"



45 x 45 mm



50 x 36 mm

GaN MCM dMode 45W peak
(Samsung 45W)
65 kHz, Bobbin Transformer (23 mm)
Bulk Electrolytic Cap
Cased : 52 x 53.1 x 30.1 mm = 83 cc <u>+ pins</u>
0.5 W/cc

GaN Power IC 50W peak
(OPPO 50W "Cookie")
400 kHz, Planar Transformer (8 mm)
<u>No</u> Electrolytic Cap
82.2 x 39.0 x 10.5 mm = 34 cc
1.5 W/cc




oppo

Data from Navitas lab evaluations

www.navitassemi.com www.GaNFast.com

Mobile: GaN Discrete eMode vs. GaN Power IC 3x Smaller… and Reliable    Data from Navitas lab evaluations. Double-pulse testing, 200V

Exhibit 99.3

Navitas Semiconductor Analyst Day

June 22, 2021

Stephen Oliver – VP Corporate Marketing and Investor Relations, Navitas

Good morning, and welcome to us live in San Francisco and online, all around the world. My name is Steven Oliver. I’m the VP for corporate marketing and Investor Relations at Navitas Semiconductor. Thank you for joining us today. This is an exciting stage in the growth of gallium nitride or GaN next generation semiconductor technology. The information discussed today is qualified in its entirety by the form 8K filed with the SEC today and may be accessed on the SEC website, and also via Navitassemi.com. A video recording of today’s presentation will be available shortly. Please review the disclaimers included in the filing statements made during this call but are not statements of historical facts, or otherwise considered or otherwise constitute forward looking statements are subject to risk, uncertainty, and other factors that could cause our actual results to differ from historical results and or from our forecast. Do not place undue reliance on forward looking statements, for which we assume no responsibility for updating. Let’s meet the experienced team here today. Starting with Navitas Gene Sheridan, co-founder and CEO. Dan Kinzer, co-founder and CTO. Todd Glickman, our Senior Vice President of Finance, and Dave Carroll, Senior Vice President of worldwide sales. I’m also pleased to introduce Gary Wunderlich, president and CFO at Live Oak who has made this company acceleration possible. Also here today, I’ll Laurie Barker, and Graham Robertson from Blueshirt and Grand Bridges. That’s our IR and PR partnerships. Our presentation today will be followed by question and answer and then by product demonstrations that will show the size, weight, and energy-saving benefits of GaN Power IC’s. We will have a mobile camera so those online can follow along. During the question and answer, we will alternate from those in person and those online. Now, let’s learn about gallium nitride in a short video. And then welcome Gene Sheridan, Navitas, co founder and CEO to begin the main presentation. Thank you.

Gene Sheridan – CEO, Navitas

All right, good morning. Welcome everybody. It’s great to be here today and actual in person event for many of us first time in almost 18 months, I think for me and maybe the same for you guys. So it’s an exciting time for Navitas but more importantly, I’d say it’s an exciting time for the world of power electronics. We started the company seven years ago, with the goal of really revolutionizing the world of power semiconductors and power electronics. And starting with gallium nitride, I’d say we’re off to a great start. And we’re excited to show you that start today, including a lot of demos, samples and prototypes, and give you some deeper insights that we haven’t shared before. But we’ve got a long way to go. And we’re going to talk about the roadmap to make it happen as well. So as a next generation power semiconductor company, this gallium nitride power IC technology is pretty exciting in delivering up to three times smaller, lighter weight, faster charging power electronics, while at the same time delivering big energy savings up to 40% or more. Our GaN IC platform is already a market leader with over 20 million units shipped. Not a single GaN related field failure, which is really impressive and important in a very reliability driven power electronics space. But I’m also pleased to announce for the first time a few months ago, we announced when we first announced our IPO, we had 75 GaN chargers in production. That number as of today has already jumped up to 135 GaN chargers in production, nearly all of them you’ll see in the demo later today. We combine that with over 120 patents issued and pending we believe has created a multi year, highly protected lead for Navitas. We think this puts us in a great position not only in mobile chargers and adapters, we’re off to a great start, but to really tap into a $13 billion GaN electrification opportunity that goes far beyond chargers and adapters, but also into enterprise, which is mainly data centers, renewable with a focus on solar, and electric vehicle and the broader e-mobility segments. On top of this great financial opportunity in converting that $13 billion from Silicon GaN, there’s also a huge opportunity to help the planet. The net zero initiative by the Paris Accord for 2050 is a big challenge. It’s one we take seriously. And we’re super excited that we can have a big impact. Literally, with every GaN ship, we save energy. less energy means less CO2, by our estimates that could be up to impacting 2.6 Gigatons a year in reduced CO2 emissions. These are big numbers, ambitious numbers, but we’re serious about it. We’re actually hiring third party experts to help us audit it, set up the metrics, and drive the measurement and ultimately the achievement of these sorts of goals. Now, how are we going to do this? Why do I think we’re quickly emerging as really a newer company seven years old compared to many others? Why are we off to such a good start, I believe in the early technology leader and market leader, in the end, it comes down to the team. And I think it’s my great pleasure to work with, people that I’ve worked with many of them over decades in my career, these are the best of the best in power semiconductors in power electronics, not just in years, not just experience, but in actual value creation. Technology innovations are incredible, building new product lines, new businesses, and ultimately changing the face of power semiconductors and power electronics. And finally, visibility. All of this has come together to build a pretty exciting customer pipeline, primarily in chargers and adapters. But very quickly, just in the last six months, we’ve engaged new customers in our new expansion markets. And that’s already added significantly to a total $680 million customer revenue pipeline. That’s a huge pipeline, gives us a lot of confidence, give us a lot of a lot of visibility to our revenue plan to nearly double our revenue over the next five or six years every year. But we also have significant capacity expansion. We’ll talk to you about how GaN utilizes plentifully available silicon manufacturing tools that give us a leg up in supporting short lead times and upside capacity to actually exceed the kind of revenue forecasts that we’ll show you today. So first, a quick introduction. What is GaN? I think you know it, but to be clear, we’re talking about GaN for power you will find GaN used in other markets like Opto LED and RF- here we’re squarely focused on GaN for high voltage power supplies gallium and nitrogen combined together to create GaN or gallium nitride, which is a very powerful bond- 10 times stronger electric fields compared to Silicon, two times faster electron mobility. What does all that mean? It means you can produce a tiny chip that handles high voltage and high power that can switch very fast and very efficiently. And the vast majority of this market we’re addressing our switching power supplies, speed and efficiency is the name of the game. The faster you switch. The better the energy efficiency, the more you can dramatically improve power density up to three times smaller, lighter weight Faster charging higher power density while still delivering that big energy savings 40% or more. And ultimately, it will be a cheaper way to build power supplies. So that’s a quick introduction again, but it’s my great pleasure to also introduce my co-founder business partner, all around great guy and world technology leader, second to none in power semiconductors with well over 100 patents just to his name, Dan Kinzer, our CEO, and CTO.

Dan Kinzer – Co-founder and CTO, Navitas

Thank you, Gene. And it has been a great pleasure to work with you to build this company. And in times past, when we had lots of other challenging exciting power semiconductor projects together and great business successes. So I’d like to review with you - why is GaN integration an important thing? Why is what Navitas has done so groundbreaking, and so changing to the power electronics world? So starting at the bottom of this graphic, you can see basic silicon devices, a driver, a passive component, a couple of Q2 20 power packages very standard in the industry. This is what people have been doing for many years. And those devices tend to operate at 100 kilohertz or below. At 100 kilohertz, you have to deliver a pretty big packet of energy when you are operating a switching power supply. And because of that, you have to store that energy in large magnetic transformers, inductors, and then large capacitors. And because the efficiency is only 85 to 90%, you have to take the heat away from the package and deliver into the environment with big heavy heat sinks, or other thermal management devices, let’s call that 1x on size and weight. With discrete GaN, you can make some improvements, you can have more energy efficient packages, and you can run at higher frequencies and you can get a little better efficiency overall. But you have to add a lot of extra components, you have to add a number of passives and external drivers. And you really have to watch out for overstressing the gate. Having done that, you now have a system that is a little higher frequency, the passive components have reduced in size somewhat, and now your heatsink can be a little bit smaller, and you’ve raised your energy efficiency, let’s call that 2x. With Navitas, with our integration technology, now you take all those extra devices, you put it inside the same chip inside one package, and deliver a very compact solution that is protected, that is well driven, and it is very, very efficient. You can operate it up to two megahertz. And fundamentally, GaN can go much higher than that, it can go up to 20. But we don’t normally do that because we don’t have to in power supplies, and the passives may not be ready for that. So we can shrink those passives to be extremely small and lightweight, and essentially eliminate most of the thermal management because we’re operating at such high efficiency up to 95 or higher. So let’s call that 3x. That’s the way GaN improves power electronics. Let’s look a little deeper into a specific application of mobile charging. So at the top level, you can see what a silicon discrete solution looks like. It’s 145 cubic centimeters. The driver is separate from the power device. And in between the two you have board level parasitics, inductors, and resistors. Those board level parasitics slow down the device and they also cause unwanted waveforms to be applied to the gate. However, at low frequency, silicon devices can handle that and you get an efficiency in the high 80s. With GaN there are two different types of GaN devices that have been available in the market, D mode and E mode. D mode devices is short for depletion mode. And those devices are normally on. Emode is enhancement mode and it’s a normally off. You have to enhance the channel for it to turn on.

So in the case of D mode, because it’s normally on you could short out the power supply as soon as you apply power to it. So you have to add a MOSFET to keep it off, an extra silicon device which adds to the parasitics and the delays and adds to cost and complexity of the solution. Nevertheless, you can operate a little higher frequency, as you may imagine, and a little higher in efficiency, and you get some shrink. With discrete devices, you have complex circuit that you need to add to control the E mode gate, you’re now driving a transistor that is very sensitive, very fast, you have to protect the gate from overvoltage stresses. And you have to drive it most frequently with both a positive and a negative gate drive. That’s complicated, and adds cost and space. So again, you can get even higher in frequency and up to higher efficiencies. We’ve said, okay, about 40% shrink, you can do with GaN discretes. But with GaN IC’s, you can you can integrate all of those drive and protection functions and again, switch very high in frequency. And now you can get that 3x or 65% shrink of the adapter. And we’ll show you those in the room shortly. This is a typical comparison between a discrete GaN circuit, this is a so called half bridge circuit. It’s got two discrete GaN devices and all of the driver components, they add up to 28 components to drive those two devices. And we have a GaN power IC which has only 14 components. And about half the components and about a third of the area of the PCB is taken up with the total solution. The biggest issue though, besides the area, and besides the number of components, is the waveform that you get out of that. So in the in the waveform that you’re looking at there on the left, this is the discrete one, the green curve shows the current wrapping up with each pulse applying more and more energy into the circuit. And as the current ramps up, you see overshoots and eventually you see oscillation. That’s what happens because of the parasitics on the printed circuit board losing control over the gate. In the right you see the integrated device with perfect control over the gate, perfectly square wave forms textbook style, ramping up the current with no issues. Because of the these type of phenomenon, the gate being exposed to transients and the drain being exposed to transients. Discrete devices can have limitations in their reliability in their lifetime. We have data that estimates that we have 100 times improve reliability compared to the discrete device and a very, very low failure rate, which is evidenced by the fact that we’ve shipped 20 million units and they’re in the field. And we have had no fail, no field returns. So we’ve we’ve spent the last several years overcoming the major hurdles of gallium nitride and there have been hurdles, both in manufacturability and reliability. But having worked with, you know, GaN is a very interesting material and a little bit difficult to grow because we’re basically putting a thin layer of gallium nitride on a silicon substrate. That silicon substrate has a different lattice constant, which means the spacing between atoms is different than gallium nitride. It also has a different thermal expansion than gallium nitride. So when you grow a film on it has a tendency to warp or bow. These kinds of things and others have to be controlled in the manufacturing flow. And we’ve worked for years with our partner TSMC to develop a highly refined, highly manufacturable process and design, which has led now to stable 90% yields, 90 + % yields that are similar to those that are achieved. And in silicon power devices, mature silicon powered devices, today. Those phenomenon that I described can also lead to low reliability with high defect densities if not properly controlled. But we have run many, many reliability evaluations and tests. We have over a billion equivalent device hours that we’ve put into testing. And as I said 20 million units shipped no failures.

The other factor that we have addressed is the complexity of driving the device- we’ve basically integrated those extra system components into our chip. Now the user only has to deliver a low voltage DC input in a digital input signal. And we can take the rest of the way into a full power solution. Having done all that getting those kinds of yields and manufacturability. And being the lead GaN producer in the market today with our volumes, were able to get great pricing from our suppliers and drive the most aggressive GaN manufacturing cost scenario in the market. So, that leads into this slide, which we have the early mover advantage. We have low manufacturing costs due to our volume, we have the high yields to support a low cost structure. In addition to that, we’re developing a new generation every year, which will deliver performance improvements in the range of 20% size reductions. And we’re adding new levels of integration every year putting in more functions into the product, which will protect the device, control it and improve its efficiency. All in all, we expect to get higher frequency every year, lower the magnetics and capacitive element sizes around the device, lower the overall system cost. And our system costs within the next one to two years should crossover that of silicon solutions today. With that we should be well positioned to be the technology of choice in virtually all power electronic applications. To get there, it took quite a bit of work over the last seven years, we’ve put tremendous intellectual energy and financial resources into making this what we call the process design kit, or PDK. This is perhaps our most valuable piece of intellectual property, it’s actually a trade secret because very few people have access to it. Even our suppliers do not have access to this. It’s completely owned by Navitas. And it you might think that GaN integration is an obvious or maybe even trivial thing to do. But the fact is that GaN is very difficult to integrate solutions into, you don’t have a lot of components that are in the kit of the silicon designer, you don’t have PN junction diodes, you don’t have bipolar transistors, you don’t even have P channel FETs. What you have are GaN transistors and passives. And what we’ve done is we’ve made a library of enhancement mode and depletion mode transistors across a range of power and voltage, as well as high precision and standard passive components. And that’s what we use to develop our circuits. From that we’ve developed innovative ways of making standard. So circuits such as gates, competitors, charge pumps, level shifters, regulators and the like. Many, many circuits that we’ve been able to put together again, that give us the ability to integrate all the necessary functions. Combined with that, we’ve got a very sophisticated characterization capability with real expert device engineers, going down into all the levels of device behavior, and building models that are highly accurate, so that we can simulate our full circuit solutions very well and achieve first pass success with our designs. We even have software that will take the layout of the circuit, and extract every little parasitic of capacitance and resistance and inductance on that circuit, and include that in the model. Having done that, with we have developed these circuits and enter in innovations with over 120 patents that cover the area of devices, circuits, systems and applications as well as packaging. So we have a really strong patent portfolio in several countries around the world, heavily in the US, but also in Asia. And they cover the broad range of applications that we’re talking about today.

Our manufacturing process is advanced. GaN technology today can fortunately be built with mostly existing manufacturing infrastructure. So, we start with the silicon wafer. Obviously, this is a quite available commodity. We then grow a GaN epi layer, this is done with MOCVD tools that can grow that layer very effectively from several well known suppliers. We then go to a silicon CMOS fab, that is six inch fab. It’s not an advanced lithographic node, it’s standard equipment .35 micron equipment. So, we can take good advantage of older and very cost effective CMOS facilities. And then we go with customized packages, but using a standard manufacturing assembly process flow at well known manufacturers world leading offshores assembly test manufacturers. And they have capacity that’s in the billions of units on a yearly basis. So we definitely have the ability to expand and we need to because GaN has an expansive market opportunity. You can see here in a graphic that shows the power and voltage of the of the domain of power electronics that GaN covers the majority of that range, we can operate from 10s of watts to 10s of kilowatts. And we can operate from less than 100 volts, up to nearly 1000 volts. And many, many applications fall within that domain. It’s a $13 billion market opportunity and growing very rapidly. You can see some of those applications and we’ll discuss them in more detail. We’ve divided the chart between silicon GaN and silicon carbide at the low voltage and low power, and silicon is at the very high voltage and very high power, into silicon carbide. In the middle is GaN covering a wide swath of applications. Contrasting GaN versus silicon carbide, this is always or very frequently a question both are our compound semiconductors. Both are wide bandgap. So what’s the difference? Well, again, Navitas GaN is a lateral structure, that means the source and drain are both on the top of the chip and the current flows laterally along the surface. With silicon carbide, electron flow is from top to bottom, from the top surface of the chip to the bottom of the chip. So that’s very different. And that structure does not lend itself to integration of anything other than the power device. So it’s very difficult to get drive and control or any other functionality on that chip. In addition to that, because of the lateral structure, GaN has an extremely high frequency capability, a very, very small percentage of the chip is actually consumed by the gate electrode, it’s very tiny. So it has very low capacitance, it’s very easy to get high frequencies. In fact, it’s derived from RF devices that switch in the gigahertz range. So megahertz, is so simple. For again, transistors. On the other hand, for silicon carbide, there’s a lot of gate area and very much higher gate charge required to switch so it’s slower. In addition, silicon substrate, very low cost, silicon carbide has to be built on a silicon carbide bulk crystal. So the cost of that crystal is about 10 times as high. It’s very difficult to grow silicon carbide, you can only grow crystal about that big and it gets a few wafers out of each crystal. And they’re very hard to machine, the cost is very high and will remain high. The one big thing silicon carbide has is the best thermal conductivity. For very, very high power applications like wind turbines, utility scale, and high power electric vehicles. silicon carbide will definitely be the choice for the future. So with that, I’d like to turn it over to Dave Carroll, our senior vice president of sales to discuss with you the market opportunities.

Dave Carroll, Senior Vice President of Sales, Navitas

Great. Thank you very much, Dan. And good morning, everyone. So I’m going to talk about our first two focus market segments, starting with mobile devices. We chose wall chargers for mobile devices because the value proposition is quite compelling and very simple. And the industry is quick to adopt new technologies. The trends in mobile devices are clear. With increasing screen sizes, more powerful batteries and processors, resulting in mobile devices, it can take upwards of three to four hours for a complete charge. Can I seize enable up to three times more power, meaning up to three times faster charging in half the size and weight of traditional chargers. The market is actually huge, with two and a half billion units shipped per year, and over $1 of GaN content potential per unit. This represents over $2.5 billion dollar market opportunity. When you integrate multiple chargers into a single multi port device, the value proposition becomes even more compelling. In this example, you can see three bulky silicon chargers being replaced by one multi port GaN charger, which is three times smaller, lighter, and less expensive than the chargers it’s replacing. When we launched our first GaN IC in late 2018, we saw aggressive fast moving aftermarket customers launching products into the market very quickly. By 2019, we’d launched dozens of new products together with aftermarket leaders including Amazon, Aukey, Belkin, Ankor, and others. This trend has now migrated beyond the aftermarket into tier ones. In 2020, we began seeing tier one OEMs launching GaN chargers, some of which were in box models, meaning the charger would ship inside the box with the mobile device. Today we have tier one customers which include Lenovo, Dell, LG, Navitas, Oppo, and others. As mentioned earlier, we now have over 135 GaN chargers in mass production, you’ll see many of them in the demo a little bit later, and over 150 new GaN chargers in development, targeting mass production in the coming 18 months. While we don’t talk about unannounced products, we can tell you we’re working with more than 90% of the mobile OEMs worldwide on next generation designs using Navitas GaN IC’s. As mentioned, we’ve shipped over 20 million units without a single GaN related field failure. This gives our tier one customers high confidence in our reliability as we work together on next generation designs.

So we have over 135 GaN chargers in production today, based on our own research, using publicly available information. We believe this to be more than all other GaN companies combined. While we do compete with other E mode as well as D mode GaN players, our primary competition continues to be silicon. In the chart on the right you can see new mobile device platforms which have been announced by leading OEMs you can see the power consumption is upwards of 100 watts. And there’s more than actually 10 of them have been announced using GaN and eight of those 10 are actually using Navitas IC’s as we continue to drive to cost parity with silicon in the coming 24 months. Combined with our high reliability, we’re paving the way for all mobile chargers to migrate from Silicon to GaN. Beyond the mobile segment, we’re also focusing on the non-mobile segments within consumer electronics, specifically focusing on devices that need higher power in smaller and slimmer sizes. These are products like ultra thin LED TVs, gaming consoles, all in one PCs, and internet connected smart home devices. GaN IC’s make this power density possible, up to three times higher power density in the same or even smaller form factors. We’ve confirmed our lead customers in these segments today, including a tier one LED TV, which is set to launch later this year, as well as a tier one all in one PC, which will also launch later this year. Together, these two designs represent millions of devices, millions of units in 2022. Across these applications, there’s more than 600 million systems shipping each year, with more than $3 of potential GaN content per system. This represents another $2 billion per year annual market. And with that, I’m going to hand it back to Gene to talk about our high power focus market segments.

Gene Sheridan – Co-founder and CEO, Navitas

Thanks, Dave. Fantastic. So Dave just outlined mobile chargers consumer adapters, each a $2 billion market opportunity. Incredible market. We’re just getting started. But we’re not stopping there. In fact, we’re excited about the SPAC IPO and the capital raise primarily to take that capital. One, to accelerate the market opportunity Dave just outlined, but two, to reach the full GaN potential and high power markets. We estimate across the five markets we’re targeting that’s silicon today, last year is about a $9 billion opportunity, GaN is still very early days,

20 million or so, in GaN revenues, that $9 billion in silicon will grow in total to about $13 billion, a nice size market opportunity. Third Party estimates are that GaN will be about $2 billion of that, that’s a doubling of GaN revenue for our industry over the next five years, that’s a heck of an opportunity. And we plan to be the leader today and in the future. But keep in mind that $2 billion is only 15, or 16%. of the real potential $13 billion. Again, across the five segments we’re really targeting, mobile and consumer are going to be a big piece of it. And I think these TAM estimates here are pretty conservative compared to the $2 billion each potential that we outlined. But I’d like to walk through the three others- data center, solar, and EV, which will add significantly to a revenue opportunity, and drive a lot of our $2 billion penetration of the next few years. So let’s take them one by one. Data centers is famously a big power problem, almost half the cost of operating a data center is related to power, cost to the power supply, cost of the electricity, cost of cooling, these are big numbers. By our estimates, a silicon based data center is only about 75% efficient, that means of all the electricity going into that data center, 25% is wasted, it’s burned up as heat, that heat needs cooling, which is why cooling is another big problem. We predict that a GaN based data center can jump that by 10 points, those are big numbers from 75% to 84%. When we do that, and the world deploys GaN based data centers, our estimates are up to $2 billion of electricity savings every year, across those data centers. And that’s not counting the cost of cooling. And ultimately, the cost of power supplies getting cheaper using GaN. But it doesn’t stop there, we also shrink the size of the power supplies, you may not think the footprint matters, but it really does. This thing is filled with racks and racks and racks of data processors. But a third of those racks on average is filled with power processing the power supply, we can shrink that down. And if we can cut that in half to 15% of the racks, more of the rack, more of the footprint goes to data processing, which is in the end what we want from a data center. These are big, big impacts. In total, we think this is about a billion dollar opportunity. We’ve already engaged the lead customers, a lot of these lead customers are the same ones we’re selling to for consumer adapters. So it’ll be a very fast adoption. We’re developing the leading products this year to introduce to those customers later this year. And that revenue ramp will start in data centers for us late next year. Cryptocurrency mining, by the way, with all of its ups and downs, I think it’s here to stay. I think long term it’s going to be a big market. And it is a monster power hog, almost identical in power electronics challenge and opportunity and another perfect fit for GaN. That billion dollar estimate I give does not include cryptocurrency mining, but that’s definitely going to be an additional upside market we will pursue.

Second one is solar. GaN fits like a glove for solar, if you really boil it down, it’s just dollars per watt. What do I have to pay in the upfront hardware to install solar, and then how much free energy or free watts am I going to get, instead of pulling it from the grid pulling it from my solar panels? Now we can’t help when we’re not using the panel. But the second biggest power problem, if you will, or opportunity and cost is in the inverter. The inverter is just the name of the solar power supply. Over the next few years, we’ll cut the cost of those solar inverters by 25%, while improving the energy savings by 40%. So we’re cutting the upfront solar installation costs while maximizing those free energy, free watts over time. By our estimates, we think that’s going to improve the solar payback by about 10%. This is already a market accelerating, growing extremely fast. And we’re going to add to that acceleration while displaced silicon and move it over to GaN over the next few years. Here again, we’ve engaged our first lead customers where the top solar residential players in the world will be changing from Silicon to GaN in the next two years. This is a big commitment, a big decision. Navitas is a leading GaN supplier to make that happen. This program alone we estimate to be a half a billion dollars in revenue potential for Navitas over its lifetime when it goes into production starting in 2023. Big opportunity here again, we estimate the total market to be about a billion dollars. And a similar timeline as data centers. We’re developing the prototypes now, and those samples will be delivered late this year. And then the customer will do their field testing and start ramping in 2023. And finally, and probably the biggest longer term market but the biggest market. Electric vehicles. Super exciting opportunity filled with power electronics inside that car. If you look at the car picture, I’m highlighting three main applications. The onboard charger just like fast charging a 20 watt phone, we’re going to fast charge a 20,000 watt onboard charger that gets that power under the high voltage battery. The DC to DC converts the power from the 400 volt battery down to the low voltage battery and powers the rest of the electronics. Third, big application traction drives the actual electric motor itself. All three of these are great opportunities for Navitas. Our first lead customer is lined up, it’s an onboard charger customer for one of the top European car companies in the world. They will be switching from Silicon to GaN for their next generation onboard charger. We’re enabling them to triple the power handling of that onboard charger. That’s three times faster charging. Most OBC’s today are about six to seven kilowatts, the one we’re designing and we’re going to show you an early prototype later will be 20,000 watts in the same size and weight more or less than the one today. That’s some pretty exciting stuff. For the consumer, it’s at least $50 of GaN content for Navitas spread that over 50 million cars a year, the OBC opportunity alone is a $2.5 billion opportunity. On top of that is the DC to DC potential. And then the traction control or electric motor, big potential. See that bar chart I show actually comes from our lead customer telling us all the benefits when we apply silicon to GaN across these three applications, not just the fast charging for the OBC. But when we cut the power dissipation in other words, improve the energy savings across all three of those power applications. They estimate that they can cut $500 out of the battery cost for the same driving range. $500 is something a car company would kill for as they’re trying to cut the cost of EV premiums back down to the price or lower than gas cars. Or conversely for the same battery size, we can extend that range by 5% or more. Every single point is a really big deal in the future of EV and accelerating the adoption of EV a lot of financial opportunities, a lot of market opportunities. But I want to come back to the point raised at the beginning. This is also a huge opportunity to help our climate. We are serious about net zero, the climate of the Paris Accord goal to get to net zero, our customers are very serious about it. Today, as a planet we emit 30 to 35 Gigatons of CO2. By some party estimates, we have a 26 Gigaton gap. With everything countries and companies have done so far. They’re estimating maybe we’re cutting that five or 10 Gigatons. So we got a long way to go, 26 Gigatons. by Navitas experts, and we’ve actually hired third parties to come in and really help us to predict and set up metrics and estimate what is the CO2 impact. As I said earlier, every single GaN chip we sell is energy savings to our customers. Less energy is less CO2. Our estimates are we can impact about 10% of that gap 2.6 Gigatons a year. Those are big numbers. We’re excited about that for Navitas. We’re especially excited for our customers, we’re now engaging our customers at a corporate level like Dell, Google, who are realizing the faster they adopt GaN, the faster they achieve their own netzero initiatives. That’s a great corporate resonance and sort of an accelerant on top of all the other good reasons to adopt again.

Alright, so let’s turn now to the financials. How does this all roll up together? Last year, 12 million, this year $27 million. Nearly all mobile based of course. We’ve got some consumer kicking in a little bit in 2022 and ramping in 2023. But then we see data center and solar kicking in significantly as I outlined in 2023 and 2024. Electric Vehicle starting in 2024 and 2025. When you add it up, we’re nearly doubling every year, ramping to $640 million, which we view is a conservative view of about 30% of that $2 billion opportunity and again, we’re really eyeing the bigger $13 billion opportunity and driving that $2 billion of GaN adoption faster and sooner. Also I didn’t mention it before Dan described the manufacturing that we have. Another big benefit of GaN is you can use common silicon manufacturing tools, and we’re using older tools. The world is clamoring for silicon capacity today but they’re fighting over eight inch, 12 inch, advanced lithography. Lithography is like FinFET. We are using point .35 micron six inch. This is not in high demand like the other semiconductors. It gives us a great opportunity for upside and we’ve already negotiated capacities that are 50 to 100% greater than this revenue forecast. So while the world is struggling with six months allocations and long lead times, we are offering 6 to 12 week lead times and 50 to 100% upsides to our customers. In addition, visibility. I mentioned earlier $680 million pipeline, I want to break that down a little bit. We put it as awarded, and qualified awarded is production programs that are committed to use GaN or committed to ramp with production Navitas GaN quite soon, that’s very high confidence, that’s $100 million of that 680 million. That $100 million then gives me great visibility and confidence over to the $27 today, and the $69 million next year. But we have 580 million of qualified opportunities. On top of that, that includes a lot of upsides with chargers and adapters that can give us upsides this year next year, but it also includes those early programs I described in our expansion market solar data center. And EV. With that, I’m going to introduce our head of finance, Todd Glickman to talk about our short term and long term operating model.

Todd Glickman – CFO, Navitas

Thanks, Gene. All right. So along with growing revenue, we are going to aggressively grow our gross margins as well. As you’re seeing here, we finished the year 2020. With a 31% Gross Margin, we quickly changed from Gen one to Gen two, driving margins to 46%. Q1 came in at 44%. And we’re still on track to achieve the 46% by the end of 2021. But 21 is only the first step in our revenue in our gross margin ramp. From 21 to 26, we’re going to grow gross margins by four focus areas. First, new generations of technology. Every 12 months, we’re going to come out with a new generation technology that’s going to drive cost from 20% generation on generation reductions, with the majority of that costs moving to our customers, because our ultimate goal is to drive that GaN premium to zero. And this is how we’re going to do it. Secondly, integration. Right now we integrate, drive control and protection. But we’re just scratching the surface. With every new generation that comes out, we’re going to add something else in there that’s going to continue to drive more integration and simplify the GaN adoption. Thirdly, optimize our supply chain. As we enter new markets, we want to continue to optimize our supply chain. And lastly, as revenues increase, we’re going to drive our costs of materials lower passing along some of that to our customers, we’re keeping some of it to increase our margins. Now all this allows us to achieve that 55%, however, we believe that there’s upside to go to 60% long term, but our primary focus today is to concentrate on revenues. And then long term focus on margins once we have moved the majority of the market from Silicon to GaN. So then if we look in the upper left hand corner, let’s focus on EBITSA. So today we have a negative EBITDA, but we plan to pass to positive territory in 23 and move to a healthy margin of 25% by 2026. With the majority of our costs in 26, still focused on R&D, we know we can do all this with basically zero CapEx. Today, our fabulous model is very lean and allows us to maintain zero capital expenditures. But long term all this CapEx growth is going to be concentrated towards limited testing and manufacturing equipment, but always be maintaining less than 5% of our revenues, which allows us to maintain our identity as a fabless semiconductor company. So with that, I’m going to hand it over to our business partner, Gary from Live Oak to discuss the business combination.

Gary Wunderlich – Live Oak

Thanks, Todd. Just a quick overview of the transaction. The total purchase price is $950 million, about a little over five times 2023 revenue. It’s funded by a fully committed $145 million pipe and $253 million in trust of Live Oak acquisition Corp ticker LOKB. A couple of things we wanted to point out is 100% of the existing Navitas shareholders are rolling into the transaction which includes Capricorn and Atlantic Bridge. The Live Oak sponsorship is putting 20% of the founders economics into an earn out at $12.50, $17 and $20 a share along the same lines as a 10 million share earnout. Let’s go into the existing shareholder base. Additionally, we put some more restrictions around the founders economics and restricting the stock for up to three years which also aligns ourselves with management teams, the management will also be subject to the same lockup. What we hope this reflects is our true excitement about the long term prospects of Navitas. We’re really excited about being a shareholder here and partnering with Gene and this world class management team. Pro forma valuation is just over $1 billion, which represents a 5.7 times 2023 estimated revenue, and 182 million. I also want to stress it’s 2023 revenue, and we haven’t we have an inordinate amount of visibility into that number. And a high degree of confidence that Gene will meet or beat that number. From valuation perspective, or trading multiples we based on a power semiconductor comps, nine to 13 times 2022 estimates. And what we did is we took our 2023 revenue number, use the nine to 13 times of 2022 estimates and discounted that back to 20%, which should show you is 60, to 90%, upside case valuation perspective. And with that, I think I’ll turn it back over to Steve, who will go through some of the milestones and highlights coming up. Thank you.

Stephen Oliver – VP Corporate Marketing and Investor Relations, Navitas

Thank you, Gary. So to wrap up the main presentation. As you can see, we’ve got an intense series of events coming up in different locations. I’m very happy to see you guys here in person and online today. We hope to continue that as much as we can, We feel that we have some excellent demonstrations that only kind of in person, you can really get the benefit of those demonstrations. So as you can see we’ve got a range of things coming through. We’ve got technology with Dan as a CTO, we’ve got the green elements with net zero coming up as well. So a lot of different things for us to do. So with that, I will actually go into the Q&A portion of our presentation,